SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                              SEC File No. 0-26447

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
                   under the Securities Exchange Act of 1934


For the period of May, 2001

                       LEADER MINING INTERNATIONAL, INC.
                (Translation of registrant's name into English)

         400 - Fifth Avenue, SW., Suite #810, Calgary, Alberta T2P 0L6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                 Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   X                       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-2467
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

                                                           INSIDER REPORT

1.  Identification of the Reporting Issuer        3.  Identification of the Insider       4.  Jurisdiction(s) where the issuer is a
     (Block letters)                                   (Block letters)                        Reporting Issuer or the Equivalent

Name of Reporting Issuer                               Family Name or Corporate Name           Alberta

LEADER MINING INTERNATIONAL, INC.                      NIKHANJ                                 British Columbia
                                                                                               US Securities Commission

Cusip No.      52169T203                               Given Names (in order)
                                                       YASHVIR (JASI)
                                                       Address
2. Insider Data                                        320 PUMPHILL CRESCENT S.W.
                                                       City
Relationship(s) with          Date of Last             CALGARY, ALBERTA T2P 0L6
Reporting Issuer              Report Filed  25-05-01   Business Telephone Number               Correspondence
345                                                    (403) 234-7501                          ENGLISH


5. Insider Holdings and Changes (If initial report complete columns A, D, E, and F only, and list securities of all classes held -
   see also instruction 5)


     A              B                                                 C                                                 D

Designation of      Previous Blance          Date      Nature         No. Acquired   No. Disposed   Unit Price     Present Balance
Class of Securities of Class of         day/month/year
                    Securities Traded


COMMON SHARES       886,143             28/05/01       10                            1,000          0.35           885,143


Attachment     Yes       No                       6.   Remarks:


Name (Block Letters)               Signature                     Date of Report

YASHVIR (JASI) NIKHANJ             /s/ Yashvir (Jasi) Nikhanj     28-05-01

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Leader Mining International, Inc.

May 6, 2001                                  by: /s/ Jasi Nikhanj
                                                 -------------------------------
                                                 Jasi Nikhanj, President